MediaNet Group Technologies, Inc.

5100 W. Copans Road.  Suite 710   Margate, FL 33063

Phone 954-974-5818   Fax 954-974-5720

October 24, 2006

Mr. Steven Jacobs

Accounting Branch Chief

United States Securities and Exchange Commission

Division of Corporation Finance

Washington, D.C. 20549

Mail Stop 4561

RE:	MediaNet Group Technologies, Inc
Form 10-KSB for the year ended December 31, 2005
Form 10-QSB for the quarter ended March 31, 2006
Form 10-QSB for the quarter ended June 30, 2006
File No. 0-49801

Dear Mr. Jacobs:

I am filing herewith amendments to the companies reports as noted above responding to the staff letter of comment dated September 20, 2006.

The following numbered responses correspond to the numbered comments contained in the comment letter. Please be advised as follows:

Form 10-KSB for the year ended December 31, 2005

Consolidated Financial Statements

Consolidated Statements of Operations, page F4

1.

Please tell us your basis in GAAP for the classification of impairment loss on film library outside of loss from operations or revise your presentation, as appropriate.Refer to paragraph 25 of SFAS 144.

Response: We confirm the classification of impairment loss on film library should be included in loss from operations. We have revised our presentation.

Note 1 – Summary of Significant Accounting Policies, page F-7

Amortization and Impairment of Film Library, page F-13

2.

Pursuant to paragraph 26 of SFAS 144, please tell us and revise to disclose the facts and circumstances leading to the impairment loss on film library as well as the method used to determine fair value.

Response: During the course of the Company’s strategic review of its entertainment properties, specifically our Howdy Doody film library, the Company assessed the recoverability of the carrying value of this asset which resulted in impairment losses of $482,165. This loss reflects the amount by which the carrying value of this asset exceeds the estimated fair value, determined by its estimated future discounted cash flows.

We have revised this footnote to provide further information.

Note 10 – Joint Venture, page F-19

3.

We note that the September 23, 2005 transaction with U Love Kids, an entity controlled by a stockholder of the Company, was accounted for as a transfer under common control. Please advise us whether you consolidate the accounts of U Love Kids as of December 31, 2005 and the period for which the results of operations of U Love Kids are included in your statement of operations. In addition, please describe the nature of the common control relationship. In that regard, please explain to us the basis for your determination that the Registrant and U Love Kids are under control of Mr. Adelstein. Refer to paragraph 3 of EITF 02-5.

Response: The September 23, 2005 acquisition of the non-controlling interest held by U Love Kids was accounted for using the purchase method with the entire $100,000 purchase price being allocated to the sole asset of the joint venture. We have revised our presentation.

Form 10-QSB for the quarter ended June 30, 2006

Condensed Consolidated Financial Statements

Note 9 – Segment Reporting, page 10

4.

Please revise to disclose the types of products and services from which each reportable segment derives its revenue as well as total assets and depreciation and amortization expense for each reportable segment. Refer to paragraphs 26 and 27 of SFAS 131.

Response: We have revised our presentation to disclose additional information segment information.

Item 3 – Controls and Procedures, page 16

5.

Pursuant to Item 307 of Regulation S-B, revise to disclose the conclusions of your chief executive officer and chief financial officer regarding the effectiveness of your disclosure controls and procedures as of the end of the period covered by the report.

Response: Item 3 has been revised to comply with the comment.

The Company acknowledges that:

•	The company is responsible for the adequacy and accuracy of the disclosure in the filings;
•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under federal securities laws of the United States.

If you have any questions regarding the foregoing responses or otherwise, please do not hesitate to call me at (954-974-5818).

Sincerely,

James M. Dyas